                                                FILED PURSUANT TO RULE 424(b)(5)
                                                REGISTRATION NO. 33-57353

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS SUBJECT TO +
+                           COMPLETION OR AMENDMENT.                           +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                SUBJECT TO COMPLETION, DATED SEPTEMBER 26, 1997
            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 13, 1995


                                  $150,000,000

[LOGO]                        DEAN FOODS COMPANY

                      % SENIOR NOTES DUE OCTOBER   , 2017

                                  -----------

  The   % Senior Notes due October   , 2017 (the "Notes") will mature on
October   , 2017 and will not be redeemable prior to maturity. Interest on the
Notes is payable April    and October    of each year, commencing April   ,
1998. The Notes will not be subject to any sinking fund. The Notes will be represented by Book-Entry Securities registered in the name of The Depository Trust Company (the "Depositary") or its nominee. Interests in such Book-Entry Securities will be shown on, and transfer thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Notes in definitive form will not be issued. Settlement for the Notes will be made in immediately available funds. So long as the Notes are registered in the name of the Depositary or its nominee, the Notes will trade in the Depositary's Same-Day Funds Settlement System and secondary market trading activity in the Notes will therefore settle in immediately available funds. See "Description of the Notes" herein.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO
   WHICH  IT RELATES.  ANY  REPRESENTATION  TO THE  CONTRARY  IS A  CRIMINAL
    OFFENSE.

                                  -----------

                                           INITIAL
                                           PUBLIC
                                          OFFERING    UNDERWRITING  PROCEEDS TO
                                          PRICE(1)    DISCOUNTS(2) COMPANY(1)(3)
                                        ------------- ------------ -------------
Per Note...............................
Total..................................

-----
(1) Plus accrued interest, if any, from October   , 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3) Before deducting expenses payable by the Company estimated at $70,000.

                                  -----------

  The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities
of DTC in New York, New York, on or about October   , 1997, against payment
therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                      MERRILL LYNCH & CO.
                                              PRUDENTIAL SECURITIES INCORPORATED

                                  -----------

           The date of this Prospectus Supplement is October   , 1997

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                                  THE COMPANY

GENERAL

  Dean Foods Company and its subsidiaries (the "Company") is engaged in the processing, distribution and sales of dairy, vegetable, pickle and specialty food products. The Company's business segments are Dairy (fluid milk and cultured products, ice cream and extended shelf life products), Vegetables (frozen and canned vegetables), Pickles (pickles, relishes and specialty items) and Specialty (powdered products and sauces, refrigerated salad dressings, puddings and dips). A significant portion of the Company's products are sold under private labels. The Company also operates a trucking business hauling less-than-truckload freight, concentrating primarily on refrigerated and frozen cartage, the results of which are reported in the Specialty segment.

  Acquisitions have been an important factor in the Company's strategy. The Company generally focuses on food companies which have a well-established reputation for quality products and services, offer complementary products and services, or provide additional production and distribution facilities.

  During the first quarter of fiscal 1998, the Company acquired the Marie's refrigerated salad dressings and dips business. During fiscal 1997, the Company acquired certain assets of Tri-State Dairy, Inc., a dairy processor located in Miami, Florida and Meadows Distributing Co., Inc., an ice cream and frozen foods distributor located in Batavia, Illinois. During fiscal 1996, the Company acquired the business and assets of Norcal Crossetti Foods, Inc., a frozen vegetable and fruit processor located in Watsonville, California; Paramount Foods, a pickle processor located in Louisville, Kentucky; and Rod's Food Products, a specialty foods processor of aerosol toppings and extended shelf life products located in City of Industry, California. During fiscal 1995, the Company acquired the business and assets of a dairy processor located in Clovis, New Mexico, and Rio Grande Foods, Inc., a frozen vegetable processor located in McAllen, Texas. During fiscal 1994, the Company acquired Longlife Dairy Products of Jacksonville, Florida, a processor of extended shelf life products, the Birds Eye frozen vegetable business and the Bennett's premium sauce line. The results of operations of these acquisitions, from their respective dates of acquisition, have been included in the Company's results of operations. These companies, businesses and assets were acquired for cash, installment notes or a combination thereof.

  In fiscal 1996, the Company conducted a strategic business review of all operations, focusing on its markets, competitors and capabilities, and identified a strategic plan designed to enhance long-term shareholder value. As a result, in May 1996 the Company recorded a pre-tax special charge of $150 million ($97.7 million after-tax, or $2.44 per share) related to the adoption of a plan to reduce costs, rationalize production capacity and provide for severance and environmental costs. Complete implementation of the plan will result in the elimination of more than 800 manufacturing and administrative positions and the disposition or closure of 13 manufacturing facilities. As of May 25, 1997, the Company had disposed of or closed 11 manufacturing facilities and eliminated 700 positions. Net benefits recognized from the plan in fiscal 1997 were approximately $13 million.

  The predecessor to Dean Foods Company was incorporated in Illinois in 1925. The principal office of the Company is located at 3600 North River Road, Franklin Park, Illinois 60131, and its telephone number is (847) 678-1680.

DAIRY BUSINESS SEGMENT

  Dean Foods Company is the nation's leading processor of fluid milk (including homogenized whole milk, low-fat milk, skim milk, buttermilk and chocolate milk), and one of the nation's leading processors of cultured dairy products, ice cream and other frozen desserts, juices and extended shelf life dairy products.

  From 26 dairy facilities located in 13 states, the Company distributes dairy products to supermarkets, convenience stores, warehouse club stores, food service and institutional customers in the Midwest, Southeast, Southwest and several other markets across the United States.

 FLUID MILK AND CULTURED PRODUCTS

  The Company markets fluid milk and cultured products, its largest product group, through a family of well-respected regional brands, including Bell, Cream o' Weber, Creamland, Dean's, Gandy's, T.G. Lee, Mayfield, McArthur, Meadow Brook, Price's, Reiter and Verifine. Most of these brands maintain the number one market share in the markets where they are distributed. The Company's 19 fluid milk plants also produce private label products for some of the largest retailers in these markets.

  The Company is attempting to reposition milk within the beverage category. Having successfully completed testing of a single-serve plastic bottle shaped like the original glass milk bottle in the Mayfield marketing areas, the Company is preparing to roll out the packaging in other markets in fiscal 1998.

  The strategic acquisition of a Miami, Florida fluid milk business in May 1997 broadened the Company's Florida customer base and will generate significant production and distribution efficiencies in existing operations.

 ICE CREAM

  The Company markets a complete line of premium, low-fat and non-fat ice cream, fruit sherbet, frozen yogurts, and frozen novelty desserts under its regional brands, including Bell, Creamland, Cream o' Weber, Dean's, Dean's Country Charm, Fieldcrest, Fitzgerald, Gandy's, Mayfield, McArthur, Price's, T.G. Lee, Reiter and Verifine, as well as customer private labels.

  In fiscal 1997, the Company successfully relaunched Dean's Country Charm premium brand. The Company also introduced several new product offerings, including fruit sorbet and sorbet bars, and a program to place frozen desserts in school vending machines.

  The Company completed a three-year expansion and upgrade of its Belvidere, Illinois plant in fiscal 1997. The additional capacity absorbed the volume previously produced at the Ft. Lauderdale, Florida facility, which was closed in fiscal 1997.

  In May 1997, the acquisition of Meadows Distributing Company, a major ice cream distributor in the Midwest, was completed. This acquisition not only solidified the Company's position as a leading ice cream company in the important Chicago, Illinois market, but also brought valuable distribution resources for further expansion in the Midwest and beyond.

 EXTENDED SHELF LIFE

  The Extended Shelf Life operation processes whipping creams, half and half, aerosol toppings, coffee creamers, flavored milks and lactose-reduced milks nationwide. These products are sold under brands such as Dean Ultra, Dairy Pure, Easy 2% for lactose-reduced milk, Rod's and Guilt Free, as well as numerous private labels. Licensed national brands, including Nestle Quik, Carnation Coffee-Mate liquid non-dairy coffee creamer, Vitamite non-dairy beverage, and Dairy Ease lactose-reduced milk, are also very important to this product group. The Nestle Quik and Carnation Coffee-Mate brands are licensed exclusively in 25 states, while the Vitamite and Dairy Ease brands are licensed nationally.

  In fiscal 1997, the Company divested its Ready Foods plant in Philadelphia, Pennsylvania and consolidated Ryan Milk and Longlife Dairy Products into Ryan Foods Company. The Company maintains its two production plants in Kentucky and Florida, in which it has invested heavily in recent years. Co-pack partners in Alabama and California facilitate efficient national distribution.

VEGETABLES BUSINESS SEGMENT

  The Company is the nation's leading processor of frozen vegetables and the nation's third-leading producer of processed vegetables, including canned and frozen vegetables. The Company markets a full line of vegetables under the Birds Eye, Freshlike and Veg-All brands, along with customer private labels. More and more, customers are recognizing the benefits of using fewer suppliers who can more efficiently satisfy all of their needs. As a leader in managing the processed vegetable category, the Company can offer customers complete consumer information, continuous replenishment programs and combination shipments of branded and private label vegetables.

  Following the closure of six facilities in fiscal 1997, the Company operates 14 plants and three distribution centers serving markets in the U.S., Canada, Japan, Europe, Puerto Rico and Mexico. The Company sources products from growing areas in the Pacific Northwest, California, the upper Midwest, New York, Texas and Mexico. The fiscal 1997 consolidation and recent technology upgrades have made the Company a low-cost producer in this product group and contributed to the Vegetables segment's improved financial performance.

  The vegetable industry continues to undergo significant change, including consolidation, an increased emphasis on quick, nutritious meal solutions and growth of fresh prepared vegetables. The Company plans to capitalize on each of these trends.

  During fiscal 1997, the Company expanded an existing supply arrangement with a major Northwest frozen vegetable supplier. The Company also extended its stir fry, pasta and Easy Recipe products lines. In addition, the Company entered the fresh prepared vegetable segment in fiscal 1997 with a four city market test of Birds Eye fresh vegetables processed by a California producer.

PICKLES BUSINESS SEGMENT

  The Company is one of the nation's leading suppliers of pickles, peppers, relishes, olives, sauces, syrups and other specialty food products to major retail and food service customers. The Company maintains the leading share of private label retail and food service pickle sales in the U.S. The Company also offers a family of regional brands, including Arnold's, Atkins, Aunt Jane's, Cates, Dailey, Heifetz, Paramount, Pesta, Peter Piper, Rainbo and Roddenbery. Pickles, peppers, relishes and olives are marketed throughout the United States while Bennett's and Hoffman House sauces and Northwoods and Roddenbery syrups have captured strong regional positions.

  Consistent with the Company's overall strategy to provide healthy, on-the-go products, the Company introduced new labels emphasizing the benefits of naturally calorie-free, fat-free pickles. New, more convenient packaging was introduced in food service markets, which continue to show increased pickle and pepper sales.

  Weather remains a significant factor in the pickle business. To reduce crop risk, the Company continues to diversify its growing areas and take advantage of its eight strategically located processing plants. The Company has also increased productivity through a combination of cost reductions and carefully targeted investments. In fiscal 1997, the Company installed new technology at its Michigan, Colorado and North Carolina plants to reduce labor costs and increase production yields. The consolidation and upgrade of the Company's information systems also contributed to lower inventory costs and improved customer response.

SPECIALTY BUSINESS SEGMENT

  The Company is North America's leading producer and marketer of a wide variety of private label, non-dairy powdered coffee creamers sold to the retail, food service, export, industrial, vending and office coffee service markets. The Company's product mix ranges from fat-free to premium non-dairy creamers that can be whipped and used as whipping cream. Powdered products are also sold to international customers in Australia, Canada, Europe, the Far East, Mexico, the Middle East and South America. The Company's non-dairy coffee creamers are an economical and convenient substitute for milk and cream. They require no refrigeration and have long shelf lives.

  The Company's aseptic products primarily include ready-to-serve natural cheese sauces, puddings and other specialty sauces which are sterilized under a process which allows storage for prolonged periods without refrigeration. Aseptic products are sold nationwide, primarily under private labels to distributors which supply restaurants, schools, hotels and other segments of the food service industry.

  The Company manufactures vegetable-fat-based party dips, low-fat sour cream and sour cream replacements at three plants in the Midwest and California. These products are sold under the Dean's, King, Rod's, Marie's, Birds Eye, IMO and private label brands in supermarkets and other retail outlets through distributor or direct warehouse delivery.

  At the beginning of fiscal 1998, the Company completed the acquisition of the Marie's business. The Marie's product line includes not only its well-known refrigerated salad dressings, but also vegetable dips, salsas and fruit glazes. Marie's gives the Company its first significant presence in the fast-growing produce department of the supermarket.

  DFC Transportation Company operates one of the nation's largest temperature-controlled, less-than-truckload transportation and logistics services. Supporting the Company and other well-known food and consumer products firms, DFC Transportation helps its customers consolidate dry, refrigerated and frozen shipments and distributes them throughout the U.S., Canada and Mexico.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Notes will be used for general corporate purposes, to repay existing short-term indebtedness under the Company's bank credit facilities and for acquisitions. As of September 25, 1997, $74 million was outstanding under these credit facilities, currently bearing interest at floating rates of approximately 5.7%. The Company's syndicated bank revolving credit facilities, under which there were no borrowings as of September 25, 1997, expire in February 2002. Borrowings under these bank credit and syndicated facilities were used to fund business acquisitions and working capital requirements in fiscal 1995 and 1996.

                                CAPITALIZATION

  The following table sets forth the short-term debt, long-term obligations and consolidated capitalization of the Company at August 24, 1997, and as adjusted to reflect the application of the estimated net proceeds from the sale of Notes, as described in "Use of Proceeds" herein:

                                                              AUGUST 24, 1997
                                                            --------------------
                                                             ACTUAL  AS ADJUSTED
                                                            -------- -----------
SHORT-TERM DEBT:
----------------                                               (IN THOUSANDS)
Notes payable to banks....................................  $ 52,000  $      0
Current portion of long-term debt.........................    13,374    13,374
                                                            --------  --------
Total short-term debt.....................................  $ 65,374  $ 13,374
                                                            ========  ========
LONG-TERM OBLIGATIONS:
----------------------
6 3/4% Senior Notes maturing June 2005....................    99,192    99,192
Other long-term obligations, excluding current portion....   112,461   112,461
Senior Notes offered hereby...............................       --    150,000
                                                            --------  --------
Total long-term obligations...............................  $211,653  $361,653
                                                            --------  --------
COMMON SHAREHOLDERS' EQUITY:
----------------------------
Shareholders' equity common stock ($1 par value,
 100,000,000 shares authorized; 41,395,009 shares issued).  $ 41,827  $ 41,827
Capital in excess of par value............................    26,837    26,837
Retained earnings.........................................   551,884   551,884
Cumulative translation adjustment.........................        96        96
Less-treasury stock, at cost..............................    30,169    30,169
                                                            --------  --------
Total shareholders' equity................................  $590,475  $590,475
                                                            --------  --------
Total capitalization......................................  $802,128  $952,128
                                                            ========  ========

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                   (IN THOUSANDS EXCEPT FOR PER SHARE DATA)

  The selected consolidated financial data presented below under the captions "Operating Data", "Balance Sheet Data" and "Other Data" are derived from the consolidated financial statements of Dean Foods Company and subsidiaries, which consolidated financial statements are as of and for the five fiscal years ended May 25, 1997. The consolidated financial statements as of May 25, 1997 and May 26, 1996 and for each of the years in the three-year period ended May 28, 1995 are incorporated by reference in this Prospectus Supplement. The selected consolidated financial data presented below as of August 24, 1997 and for the quarters ended August 24, 1997 and August 25, 1996 are derived from the unaudited consolidated financial statements of the Company also incorporated by reference in this Prospectus Supplement. In the opinion of management, such unaudited consolidated financial statements include all adjustments (consisting of only normal, recurring accruals) necessary for a fair presentation of the consolidated financial position as of August 24, 1997 and consolidated results of operations for the quarters ended August 24, 1997 and August 25, 1996. The results for the quarter ended August 24, 1997 are not necessarily indicative of the operating results to be expected for the full year. The selected consolidated financial data should be read in conjunction with the consolidated financial statements and related notes thereto.

                              QUARTER ENDED                       FISCAL YEAR ENDED MAY,
                          ----------------------  ---------------------------------------------------------------
                          AUGUST 24,  AUGUST 25,
                             1997        1996        1997        1996           1995        1994          1993
                          ----------  ----------  ----------  ----------     ----------  ----------    ----------
                               (UNAUDITED)
OPERATING DATA:
Net sales...............  $  729,453  $  710,052  $3,018,367  $2,814,268     $2,630,182  $2,431,203    $2,274,340
Costs of products sold..     558,940     550,159   2,316,937   2,211,645 (a)  2,005,099   1,885,012     1,757,324
Gross margin............     170,513     159,893     701,430     602,623        625,083     546,191       517,016
Operating expenses......     129,871     123,812     531,351     645,053 (a)    467,980     413,135       388,363
Operating earnings
 (loss).................      40,642      36,081     170,079     (42,430)(a)    157,103     133,056       128,653
Interest expense, net...       5,318       5,979      24,356      26,965         20,715      14,743        13,894
Net income (loss).......      21,547      17,910      86,704     (49,688)(a)     80,059      71,941(b)     68,409
Net income (loss) per
 share..................  $     0.53  $     0.45  $     2.16  $    (1.24)(a) $     2.01  $     1.81    $     1.73
BALANCE SHEET DATA:
Working capital.........  $  186,360  $  192,842  $  208,032  $  185,942     $  215,012  $   92,915    $  198,393
Total assets............   1,281,264   1,259,646   1,217,358   1,222,240      1,202,426   1,109,154       892,836
Net plant and equipment.     544,254     527,398     527,173     525,667        570,145     543,211       443,764
Long-term obligations...     211,653     221,138     211,926     221,653        224,679     136,150       151,127
Shareholders' equity....     590,474     518,822     567,681     507,692        584,526     524,774       476,319
OTHER DATA:
Ratio of earnings to
 fixed charges .........        5.3x        4.4x        5.2x         (c)           5.4x        6.2x          6.1x
Total debt as a % of
 total capitalization...        31.9%       37.8%       28.7%       39.1%          31.2%       19.7%         24.4%
Depreciation............     $18,781     $18,623     $67,983     $70,220        $65,056     $58,549       $51,815
Capital expenditures....      30,751      19,859      70,674      89,799         83,280      80,977        74,803

--------
(a) 1996 includes a pre-tax charge of $150 million ($97.7 million after tax, or $2.44 per share) related to the adoption of a plan to reduce costs, rationalize production capacity and provide for severance and environmental costs.
(b) 1994 includes an after-tax net gain of $1.2 million ($.03 per share) related to changes in accounting principles.
(c) The fiscal 1996 ratio of earnings to fixed charges is less than one-to-one due to the $150 million special charge ($97.7 million after-tax) included in "Net income (loss)," resulting in a fixed charge coverage deficiency of $69,395.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  Sales for the first quarter of fiscal 1998 were $729.5 million, a 2.7% increase over sales of $710.1 million for the same period in fiscal year 1997. Both the Dairy and Specialty segments recorded sales increases in the first quarter fiscal 1998 versus the same period in fiscal 1997, while the Vegetables and Pickles segments recorded slight sales decreases. Net sales increased 7.3% to $3.0 billion in fiscal 1997, from $2.8 billion in fiscal 1996. An improved sales mix and business acquisitions were the primary contributing factors for the fiscal 1997 increase. Fiscal 1996 net sales increased 7.0% over fiscal 1995 sales of $2.6 billion. All of the Company's business segments recorded increased sales in fiscal 1996 as unit sales volumes exceeded the prior year.

  Net income for the first quarter of fiscal 1998 was $21.5 million versus $17.9 million for the prior period, a 20% increase. The increased earnings were principally due to strong performances in the Company's Dairy, Pickles, and Specialty segments operations. Earnings for fiscal 1997 increased over fiscal 1996 with net income of $86.7 million or $2.16 per share compared with a net loss of $49.7 million, or $1.24 per share, in the prior year. Each of the Company's business segments reported increased earnings during fiscal 1997. Fiscal 1996 results included a pre-tax charge to earnings of $150 million ($97.7 million after-tax, or $2.44 per share) related to the adoption of a strategic plan to reduce costs, rationalize production capacity and provide for severance and environmental costs. Absent the fiscal 1996 special charge, fiscal 1997 operating earnings increased by 58% over the prior year. Fiscal 1995 net income was $80.1 million, or $2.01 per share. Fiscal 1995 earnings benefited from improved earnings of the Vegetables and Pickles segments.

CASH FLOWS

  In the first quarter of fiscal 1998, cash provided from operations increased to $39 million from $32 million in the same quarter of fiscal 1997. Cash used in investing activities increased to $72 million in the first quarter of fiscal 1998 from $19 million in the prior period due to an acquisition and higher capital expenditures to finance new product launches. These investing activities were financed through short-term borrowings in the first quarter of fiscal 1998.

  In fiscal 1997, the Company generated significant free cash flow and repaid approximately $100 million of total debt. Details of the Company's cash flow activities are as follows:

  Operating Activities--Cash provided from operations for fiscal 1997 was $201.8 million compared to $129.2 million and $128.1 million for fiscal years 1996 and 1995, respectively. The increase in cash provided in fiscal 1997 was principally due to increased operating results in all four business segments resulting, in part, from the 1996 strategic direction plan and improved working capital management.

  Investing Activities--Net cash used in the Company's investing activities in fiscal 1997 was reduced to $82.2 million from $153.8 million and $115.4 million in fiscal years 1996 and 1995, respectively. Both capital expenditures and business acquisitions, the Company's principal investing activities, were lower than in the two prior years as the Company increased its focus on asset management in fiscal 1997. Capital expenditures for fiscal 1997 were $70.7 million compared with $89.8 million and $83.3 million in fiscal years 1996 and 1995, respectively. Capital expenditures for fiscal 1998 are expected to be significantly higher than fiscal 1997 spending due to capital projects related to continued plant expansion and new products, primarily related to the Dairy segment's small bottle initiative. The fiscal 1998 expenditures are expected to be funded from internal sources and available borrowing capacity. The Company used $16.3 million in fiscal 1997 to acquire businesses, historically an important aspect of the Company's growth. During the three years ended May 25, 1997, a total of $117.7 million was spent to acquire businesses.

  Financing Activities--Net cash used in financing activities during fiscal 1997 was $125.6 million compared to net cash provided of $30.2 million in fiscal 1996 and net cash used of $18.8 million in fiscal 1995. The net repayment of $89.0 million of short-term borrowings in fiscal 1997 versus the net issuance of short-term notes payable in fiscal 1996 is the principal reason for the fluctuation in net financing activities between such years. Short-term borrowings outstanding at fiscal year-end 1997 and 1996 were $3.0 million and $92.0 million, respectively. Cash dividends paid were $30.1 million during fiscal 1997, compared to $28.5 million and $26.7 million during fiscal years 1996 and 1995, respectively.

BUSINESS SEGMENTS

  The Company is a diversified food processor and distributor engaged in four business segments. The Company is the United States' largest processor of fluid milk products serving various regional markets, with some products distributed nationwide and to Mexico. Dairy is the Company's largest segment, accounting for 59% of total fiscal 1997 sales. The Vegetables segment, which includes frozen and canned vegetables, is the Company's second largest segment, accounting for 18% of total fiscal 1997 sales. Pickles and Specialty products are the remaining two segments accounting for 12% and 11% of total sales, respectively. Vegetables, Pickles and Specialty products are sold in regional markets and nationally, with certain products sold internationally. The Company is a large user of certain agricultural related commodities, the prices for which can vary greatly. The competitive conditions and relatively low profit margins in the food industry necessitate timely adjustment of the Company's pricing to reflect changes in commodity pricing as well as changes in other production and distribution related costs. Segment operating earnings represent total sales less operating expenses with the following items not deducted: general corporate expense, interest expense and federal and state income taxes. The following discussions of segment earnings exclude the impact of the fiscal 1996 special charge.

  Dairy--Dairy sales for the first quarter of 1998 increased 6% to $456 million from $432 million in the same period of last year. Volume in the quarter was up 9% versus the same period last year for all dairy operations, primarily due to the acquisition of a Florida fluid milk operation and a Midwest ice cream distributor. Sales for fiscal 1997 increased approximately 11% to $1,787.9 million from $1,611.3 million in fiscal 1996, primarily the result of increased selling prices which reflected the pass-through of higher raw milk costs during the year and increased sales related to new and existing customers. Overall, fiscal 1997 Dairy volume was up 2% as a 5% increase in fluid milk volume was offset by a slight decrease in ice cream volume, and a decline resulting from the sale of an extended shelf life plant. Sales for fiscal year 1996 were 6% greater than fiscal 1995 as a result of increased unit sales volumes and higher raw milk costs than those prevailing during fiscal 1995.

  Raw milk costs peaked at record levels in the second quarter of fiscal 1997, then declined during the third quarter and rose during the last quarter of fiscal 1997 to a level comparable to the prior year-end level. Raw milk costs were lower during the first quarter and are expected to rise during the second quarter of fiscal 1998; however, available milk supplies are expected to be adequate for the Company's operations.

  Dairy operating earnings in the first quarter of fiscal 1998 increased 24% to $32.4 million from $26.1 million last year. Fiscal 1997 Dairy operating earnings of $103.8 million reflect a 40% increase over the same period last year. Performance improved in each of the fluid milk, ice cream and extended shelf life operations as a result of higher sales and improved operating efficiencies. Fiscal 1996 operating earnings declined 4% from fiscal 1995, principally as a result of competitive conditions in certain markets and increased advertising costs associated with the introduction of new products and packaging.

  Vegetables--Sales for the first quarter of fiscal 1998 declined $4.7 million to $109.6 million from the prior period's level. Case volume was down slightly compared to the prior period and the sales mix was unfavorable primarily due to the Company's shift of a significant portion of promotions from the first quarter, which is a seasonally light sales quarter, to later in the year. This action negatively impacted sales and margins. Sales of $557.8 million for fiscal 1997 were down approximately 3% from sales of $573.8 million in the prior year, primarily due to lower private label sales. Sales for fiscal 1996 increased 6% over fiscal 1995, principally as a result of sales of acquired companies, as selling prices were depressed throughout the year.

  An operating loss of $2.5 million was reported in the first quarter of fiscal 1998 versus operating earnings of $1.0 million in the first quarter of last year primarily due to the negative impact of the shift of promotional activity on sales and profit margins. Fiscal 1997 Vegetable operating earnings of $31.4 million represented a significant improvement from the operating income of $5.7 million reported in fiscal 1996. The improved results were principally because of favorable manufacturing variances resulting from improved procurement and increased operating efficiencies, lower warehousing costs and reduced operating expenses, all of which offset the lower sales volume in fiscal 1997. Fiscal 1996 operating earnings declined $39.0 million from fiscal 1995 principally as a result of weather-related higher costs associated with the poor 1995 Midwest harvest, industry-wide excess inventory levels and highly competitive market conditions that prevailed throughout fiscal 1996, both on frozen and canned vegetables.

  Pickles--Sales of $90.5 million were down almost 6% in the first quarter of fiscal 1998 as the Pickles business continued the process it began in mid-fiscal 1997 to cull unprofitable products and customers. Sales in fiscal 1997 of $370.8 million were slightly lower in relation to fiscal 1996 sales of $373.2 million primarily due to the same reasons. Fiscal 1996 sales increased 2% over fiscal 1995 principally as a result of sales of a business acquired mid-year in fiscal 1996 which offset competitive pressures on selling prices.

  Operating earnings were $9.3 million in the first quarter of fiscal 1998, a 17.5% increase over last year's first quarter operating earnings of $7.9 million due to the improved operating efficiencies, and the increased effectiveness of promotional activities. Operating earnings of $36.0 million in fiscal 1997 increased from $24.0 million in fiscal 1996, primarily due to more effective procurement, increased operating efficiencies and improved promotional activities management. Fiscal 1996 earnings declined $6.4 million from fiscal 1995 earnings principally as a result of a poor Southeast cucumber harvest with resulting higher processing costs and the necessity to source cucumber requirements from higher cost growing areas.

  Specialty--First quarter sales in fiscal 1998 were $73.4 million, up 8.6% over sales of $67.6 million in the first quarter of last year, led by the Dean Dip and Dressing operation, which now includes the Marie's refrigerated salad dressings business purchased at the beginning of fiscal 1998. All the other specialty businesses in this segment also reported slightly increased sales. Sales for fiscal 1997 increased nearly 18% to $301.9 million from $256.0 million in fiscal 1996. The increase is primarily due to the full-year inclusion of sales generated by a mid-fiscal 1996 acquisition (Rod's Food Products) and the increased sales volume of the segment's non-dairy coffee creamer products. Sales of Rod's Food Products and increased unit sales volumes from other existing businesses resulted in fiscal 1996 sales exceeding fiscal 1995 sales by 24%.

  Operating earnings for the first quarter of fiscal 1998 climbed over 30% to $11 million from $ 8.4 million last year on increased operating efficiencies in the Dean Dip and Dressing operation and the contribution of the Marie's acquisition. Fiscal 1997 operating earnings of $36.7 million increased 37% over earnings of $26.7 million in fiscal 1996. The improvement in operating earnings is attributable to the higher sales of non-dairy coffee creamers and the full-year earnings of the Rod's Food Products acquisition. The earnings of Rod's Food Products and strong unit sales increases did not offset lower margins in fiscal 1996, which resulted in a 2% decrease from fiscal 1995 operating earnings.

CORPORATE

  Corporate expenses increased to $9.6 million in the first quarter of fiscal 1998 from $7.4 million in the same period last year. This increase was primarily related to the incentive compensation programs of the Company. Additionally, the increased stock price has also affected the expense related to the various equity-related programs of the Company. Corporate expenses increased in fiscal 1997 over fiscal 1996 principally the result of increased compensation and equity-related plan accruals reflecting improved fiscal 1997 results, as well as increased pension and other expenses related to 1997 management changes. Excluding the impact of the special charge, fiscal 1996 Corporate expense approximated fiscal 1995 Corporate expense.

INTEREST EXPENSE

  Interest expense in the first quarter of fiscal 1998 was lower by $0.5 million compared to the prior period due to reductions in the debt levels. Fiscal 1997 interest expense decreased $3.0 million, or 11%, principally as a result of decreased debt service on short-term borrowings. The Company's revolving credit facilities and committed lines-of-credit had lower average borrowings at lower weighted average interest rates during fiscal 1997 compared to fiscal 1996. Interest expense in fiscal 1996 increased 30% over fiscal 1995, the result of increased borrowings related to businesses acquired late in fiscal 1995 and during fiscal 1996.

INCOME TAXES

  The provision for income taxes in the first quarter of fiscal 1998 was 39%,
1.5 percentage points lower than the top tax rate in the prior period, primarily due to reductions in state income taxes and increased export and research and development incentives. The Company recognized an effective tax rate of 40.5% for fiscal 1997 versus a benefit with an effective tax rate of 28.4% for fiscal 1996 which reflected the fiscal 1996 net loss and the impact of the special charge to earnings. The effective tax rate for fiscal 1995 was 41.3%.
                               ----------------

  Certain statements contained in this discussion, including without limitation, statements containing the words "believes," "anticipates," "intends," "expects," and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments. This discussion should be read in conjunction with Management's Discussion and Analysis of Financial Conditions and Results of Operations and the Consolidated Financial Statement of the Company contained in the Annual Report on Form 10-K for the year ended May 25, 1997 and the quarterly report on Form 10-Q for the quarter ended August 24, 1997.

                           DESCRIPTION OF THE NOTES

  The following description of the particular terms of the Notes offered hereby (referred to in the Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith replaces, insofar as such description relates to the Notes, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. The following summaries of certain provisions of the Indenture and the Notes do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definition therein of certain terms. Capitalized terms used herein and not defined herein or in the Prospectus have the respective meanings set forth in the Indenture.

  The Notes are limited to $150,000,000 aggregate principal amount and will
mature on October   , 2017. The Notes will bear interest from October  , 1997
or from the most recent interest payment date to which interest has been paid or provided for, at the rate shown on the front cover of this Prospectus
Supplement, payable semi-annually on April    and October    of each year,
commencing April   , 1998, and at maturity, to the person in whose name each
Note is registered at the close of business on the April    and October
(each a "Record Date") next preceding such April    and October    ,
respectively. Principal and interest will be payable, and the Notes will be transferable and exchangeable, at the office or agency of the Company maintained for such purpose in New York, New York; provided that the Global Security will be exchangeable only in the manner and to the extent set forth under "Book-Entry Notes"; provided further that, except in the case of the Global Security deposited in the Depositary's Same-Day Funds Settlement System, payment of interest may be made at the option of the Company by check mailed to the registered holders of the Notes. On the date hereof, the agent for the payment, transfer and exchange of the Notes (the "Paying Agent") is First Trust National Association. The Notes shall be issuable only in registered form in denominations of $1,000 and any integral multiple thereof.

  The Notes will be unsecured general obligations of the Company, will be senior obligations of the Company and are to be issued as a separate series of Senior Debt Securities under an Indenture dated as of January 15, 1995 (the "Indenture"), between the Company and First Trust National Association, as successor trustee to Bank of America Illinois, (the "Trustee"), which is described more fully in the Prospectus. The Notes are not redeemable prior to their maturity and will not be entitled to any sinking fund. The covenants contained in Sections 3.5 and 3.6 of the Indenture relating to Limitations on Liens and Limitation on Sale and Lease-Back Transactions and the provisions of Article Ten of the Indenture relating to Defeasance and Covenant Defeasance shall be applicable to the Notes. At September 25, 1997, the Company had approximately $200 million aggregate principal amount of Senior Indebtedness (as defined in the Prospectus) outstanding and no subordinated indebtedness outstanding. At September 25, 1997, the Company's subsidiaries had approximately $24 million of outstanding indebtedness, approximately $12.7 million of which was guaranteed by Dean Foods Company and would have constituted Senior Indebtedness.

BOOK-ENTRY NOTES

  The Notes will be represented by a Global Security, and will be deposited with, or on behalf of, the Depositary, and registered in the name of a nominee of the Depositary.

  Ownership of beneficial interests in a Global Security representing Book-Entry Notes will be limited to institutions that have accounts with the Depositary or its nominee ("participants") or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in such a Global Security will only be evidenced by, and the transfer of that ownership interest will only be effected through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such a Global Security by persons that hold through participants will only be evidenced by, and the transfer of that ownership interest within such participant will only be effected through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in such a Global Security.

  The Company understands that upon the issuance of a Global Security representing Book-Entry Notes, and the deposit of such Global Security with the Depositary, the Depositary will immediately credit, on its book-entry registration and transfer system, the respective principal amounts of the Book-Entry Notes represented by such Global Security to the accounts of participants. The accounts to be credited shall be designated by the Underwriters.

  Payment of principal of and any premium and interest on Book-Entry Notes represented by any Global Security registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered Holder of the Global Security representing such Book-Entry Notes. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depositary's records or any participant's records relating to, or payments made on account of, beneficial ownership interests in a Global Security representing such Book-Entry Notes or for maintaining, supervising or reviewing any of the Depositary's records or any participant's records relating to such beneficial ownership interests.

  The Company understands that upon receipt of any payment of principal of or any premium or interest in respect of a Global Security, the Depositary will immediately credit, on its book-entry registration and transfer system, accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary. Payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the sole responsibility of such participants.

  No Global Security described above may be transferred except as a whole by the Depositary for such Global Security to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by such Depositary or any such nominee to a successor Depositary or a nominee of such successor.

  A Global Security representing Book-Entry Notes is exchangeable for Notes registered in the name of a Holder other than the Depositary only if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary or the Depositary shall no longer be eligible to serve as Depositary and a successor Depositary is not appointed by the Company within ninety (90) calendar days, (ii) an Event of Default with respect to the Notes has occurred and is continuing or (iii) the Company in its sole discretion instructs the Trustee that such Global Security shall be so exchangeable. Notes issued in exchange for a Global Security shall be registered in the name or names of such person or persons as the Company shall instruct the Trustee. It is expected that such instructions may be based upon directions from the Depositary which are received by the Depositary from its participants with respect to ownership of beneficial interests in such Global Security.

  Except as provided above, owners of beneficial interests in such Global Security will not be entitled to receive physical delivery of Notes in certificated form and will not be considered the Holders thereof for any purpose under the Indenture, and no Global Security representing Book-Entry Notes shall be exchangeable, except for another Global Security of like denominations and tenor to be registered in the name of the Depositary or its nominee. Accordingly, each person owning an interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or an owner of a beneficial interest in such Global Security desires to give or take any action that a Holder is entitled to give or take under the Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  The Company understands that the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants"). Persons who are not participants may beneficially own securities held by the Depositary only through participants or indirect participants. The Depositary has confirmed to the Company, each Underwriter and the Trustee that it intends to follow such procedures.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Notes will be made by the Underwriters in immediately available or same-day funds.

  Secondary trading on long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in same-day funds. No assurance can be given as to the effect, if any, of settlement in same-day funds on trading activity in the Notes.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase the principal amount of the Notes set forth opposite its name below:

                                                                    PRINCIPAL
                                                                      AMOUNT
                             UNDERWRITER                             OF NOTES
                             -----------                           ------------
   Goldman, Sachs & Co............................................ $
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated..........................................
   Prudential Securities Incorporated.............................
                                                                   ------------
       Total...................................................... $150,000,000
                                                                   ============

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if they are taken.

  The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price
less a concession of   % of the principal amount of the Notes. The
Underwriters may allow, and such dealers may reallow, a concession not to
exceed   % of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

  The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                             VALIDITY OF THE NOTES

  Certain matters with respect to the validity of the Notes offered hereby will be passed upon for the Company by Kirkland & Ellis, Chicago, Illinois, and for the Underwriters by Sidley & Austin, Chicago, Illinois.

PROSPECTUS

                                 $300,000,000

                              DEAN FOODS COMPANY

                                DEBT SECURITIES

                               ----------------

  Dean Foods Company (the "Company") intends to issue from time to time senior debt securities (the "Senior Securities") and/or subordinated debt securities (the "Subordinated Securities") each of which will be a direct, unsecured obligation of the Company for aggregate proceeds not to exceed the equivalent of $300,000,000 and offered to the public on terms determined by market conditions at the time of sale (the Senior Securities and the Subordinated Securities being herein referred to collectively as the "Debt Securities"). The Debt Securities may be denominated in U.S. dollars or in any other currency, including composite currencies such as the European Currency Unit, as may be designated by the Company (the "Specified Currency"). Debt Securities may be sold for U.S. dollars or any other currency, including composite currencies and the principal of and any interest on Debt Securities may be payable in U.S. dollars, or in any other currency, including composite currencies, in each case, as the Company specifically designates.

  The Debt Securities may be issued in one or more series with the same or various maturities at or above par or with an original issue discount. The specific designation, aggregate principal amount, authorized denominations, purchase price, maturity, interest rate (or method of calculation) and time of payment of any interest, any terms for redemption or repurchase, any listing on a securities exchange or other specific terms of the Debt Securities in respect of which this Prospectus is being delivered (the "Offered Securities") are set forth in the accompanying supplement to the Prospectus (the "Prospectus Supplement"), together with the terms of offering of the Offered Securities.

                               ----------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE  COMMISSION OR ANY STATE SECURITIES COMMISSION NOR  HAS THE
     SECURITIES   AND  EXCHANGE  COMMISSION   OR  ANY  STATE   SECURITIES
       COMMISSION  PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF  THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
           OFFENSE.

                               ----------------

  The Debt Securities may be offered directly, through agents designated from time to time, through dealers or through underwriters. Such agents or underwriters may act alone or with other agents or underwriters. See "Plan of Distribution." Any such agents, dealers or underwriters are set forth in the Prospectus Supplement. If an agent of the Company or a dealer or underwriter is involved in the offering of the Offered Securities, the agent's commission, dealer's purchase price, underwriter's discount and net proceeds to the Company will be set forth in, or may be calculated from, the Prospectus Supplement. Any underwriters, dealers or agents participating in the offering may be deemed "underwriters" within the meaning of the Securities Act of 1933.

  This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

                               ----------------

                The date of this Prospectus is April 13, 1995.

  IN CONNECTION WITH AN OFFERING, THE UNDERWRITERS FOR SUCH OFFERING MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBT SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  No dealer, salesman or other person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus or any Prospectus Supplement, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any underwriter, agent or dealer. This Prospectus and any Prospectus Supplement shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus and any Prospectus Supplement nor any sale made thereunder shall, under any circumstances, create any implication that the information therein is correct as of any time subsequent to the date thereof.

                               ----------------

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy material and other information with the Securities and Exch~ange Commission (the "Commission"). Reports, proxy material and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices, at 500 West Madison, 14th Floor, Chicago, Illinois 60661, and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy material and other information concerning the Company also may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto as permitted by the rules and regulations of the Commission. For information with respect to the Company and the Debt Securities, reference is hereby made to the Registration Statement and the exhibits thereto. The Registration Statement may be inspected without charge by anyone at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon payment of the prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents heretofore filed by the Company under the Exchange Act with the Commission are incorporated herein by reference:

    (1) The Company's Annual Report on Form 10-K for the year ended May 29,
  1994.

    (2) The Company's Report on Form 8-K dated June 20,1994.

    (3) The Company's Quarterly Reports on Form 10-Q for the thirteen week period ended August 28, 1994, the twenty-six week period ended November 27, 1994, and the thirty-nine week period ended February 26, 1995.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of Debt Securities contemplated hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference other than exhibits to such documents. Requests for such copies should be directed to the Corporate Secretary, Dean Foods Company, 3600 North River Road, Franklin Park, Illinois 60131, telephone number (708) 678-1680.

  Unless the context indicates otherwise, as used in this Prospectus the term "Company" refers to Dean Foods Company and its consolidated subsidiaries. The Company's fiscal year ends on the last Sunday in May. Unless the context indicates otherwise, references herein to years are for years ending on that date.

                                  THE COMPANY

  Dean Foods Company and its subsidiaries are engaged in the processing, purchasing and distribution of dairy and specialty food products. The Company's principal products are Dairy Products (fluid milk, specialty dairy products and ice cream) and Specialty Food Products (canned and frozen vegetables; pickles, relishes and specialty items; powdered products; and sauces, puddings and dips). A significant portion of the Company's products are sold under private labels. The Company also operates a trucking business hauling less-than-truckload freight, concentrating primarily on refrigerated and frozen cartage.

  Acquisitions have been an important factor in the Company's strategy. The Company generally focuses on food companies having a well-established reputation for quality products and service.

  The predecessor to the Company was incorporated in Illinois in 1925. The principal office of the Company is located at 3600 North River Road, Franklin Park, Illinois 60131, and its telephone number is (708) 678-1680.

                                USE OF PROCEEDS

  The Company intends to use the net proceeds of the offering of the Debt Securities for general corporate purposes, which may include repaying existing indebtedness or financing acquisitions. Further details relating to the use of the net proceeds will be set forth in the applicable Prospectus Supplement.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratio of earnings to fixed charges for the periods indicated.

      THIRTY-NINE WEEKS                        FISCAL YEARS
            ENDED              ---------------------------------------------------------------------
      FEBRUARY 26, 1995        1994           1993           1992           1991           1990
      -----------------        ----           ----           ----           ----           ----
            5.2x               6.2x           6.1x           5.3x           5.9x           5.8x

  For the purpose of computing the above ratio of earnings to fixed charges, earnings consist of income before taxes, plus fixed charges. Fixed charges consist of interest expense, net, including amortization of discount and financing costs and one-third of the operating rental expenses which management believes is representative of the interest component of rent expense.

                        DESCRIPTION OF DEBT SECURITIES

  The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Securities") and the extent, if any, to which such general provisions may not apply thereto will be described in the Prospectus Supplement relating to such Offered Securities.

  The Senior Securities are to be issued in one or more series (each such series a "Series") under an Indenture dated as of January 15, 1995, (the "Senior Indenture") between the Company and Bank of America Illinois, as Trustee (the "Senior Trustee"), and the Subordinated Securities are to be issued in one or more Series under an Indenture dated as of January 15,1995 (the "Subordinated Indenture") between the Company and a trustee to be named prior to an offering of Subordinated Securities, as Trustee (the "Subordinated Trustee"). The forms of the Senior Indenture and the Subordinated Indenture (being sometimes referred to herein collectively as the "Indentures" and individually as an "Indenture") are filed as exhibits to the Registration Statement. The following summaries of certain provisions of the Debt Securities and the Indentures do not purport to be complete and are subject to, and are qualified in their entireties by reference to, all of the provisions of the Indentures, including the definitions therein of certain terms. Whenever particular provisions or defined terms in the Indentures are referred to herein, such provisions or defined terms are incorporated by reference herein. Section references used herein are references to sections in both Indentures unless otherwise indicated. The Indentures are substantially identical, except for certain covenants of the Company and provisions relating to subordination.

  The Debt Securities will be obligations of the Company exclusively. Because the Company conducts substantially all of its business through its subsidiaries, the ability of the Company to meet its obligations under the Debt Securities and its other indebtedness will be dependent on the earnings and cash flow of its subsidiaries and the ability of its subsidiaries to pay dividends and to advance funds to the Company. In addition, the Company's rights and the rights of its creditors and securities holders, including the holders of the Debt Securities, to participate in the assets of any subsidiary upon such subsidiary's liquidation or recapitalization will be subject to prior claims of such subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against any such subsidiary. Except with respect to the covenants "Limitations on Liens" and "Limitations on Sale and Lease-Back Transactions" contained in the Senior Indenture described below, neither the Senior Indenture nor the Subordinated Indenture restricts or limits the ability of any subsidiary of the Company to incur, create, assume or guarantee indebtedness. At November 27, 1994, the Company's subsidiaries had approximately $25 million of outstanding indebtedness, approximately $19 million of which was guaranteed by the Company and would have constituted Senior Indebtedness.

  As of November 27, 1994, the Company had approximately $142 million aggregate principal amount of Senior Indebtedness outstanding and no subordinated indebtedness outstanding.

  The Prospectus Supplement will contain any additional or revised information with respect to the senior and subordinated debt outstanding as of the date of the Prospectus Supplement.

GENERAL

  The Indentures do not limit the amount of Debt Securities which can be issued thereunder and provide that debt securities of any Series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. Debt Securities may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including European Currency Units ("ECUs"). Special United States federal income tax considerations applicable to any Debt Securities so denominated will be described in the relevant Prospectus Supplement. The Indentures do not limit the amount of other indebtedness or securities, other than in the case of the Senior Indenture certain secured indebtedness as described below, which may be issued by the Company. All Senior Securities will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company. All Subordinated Securities will be unsecured and will be subordinated in right of payment to the prior payment in full of Senior Indebtedness (which term includes the Senior Securities) of the Company described below under "Subordination." The Trustee will authenticate and deliver Debt Securities executed and delivered to it by the Company as set forth in the applicable Indenture.

  Reference is made to the Prospectus Supplement for the following and other possible terms of each Series of the Offered Securities in respect of which this Prospectus is being delivered: (i) the title of the Offered Securities and classification as Senior Securities or Subordinated Securities; (ii) any limit upon the aggregate principal amount of the Offered Securities; (iii) the currency or currency units based on or relating to currencies in which such Offered Securities are denominated and/or in which principal (and premium, if any) and/or any interest will or may be payable; (iv) if other than 100% of the principal amount, the percentage of their principal amount at which the Offered Securities will be offered; (v) the date or dates on which the principal of the Offered Securities will be payable (or method of determination thereof); (vi) the rate or rates (or method of determination thereof) at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which such interest will be payable, and the record dates for the determination of the holders to whom interest is payable; (vii) if other than as set forth herein, the place or places where the principal of and interest, if any, on the Offered Securities will be payable; (viii) the price or prices at which, the period or periods within which and the terms and conditions upon which Offered Securities may be redeemed, in whole or in part, at the option of the Company;
(ix) the obligation, if any, of the Company to redeem, repurchase or repay Offered Securities, whether pursuant to any sinking fund or analogous provisions or pursuant to other provisions set forth therein or at the option of a Holder thereof; (x) whether the Offered Securities will be represented in whole or in part by one or more global notes registered in the name of a depository or its nominee; (xi) whether the Offered Securities will be issuable in registered form or bearer form and, if Offered Securities in bearer form are issuable, restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of Offered Securities in bearer form; (xii) whether and under what circumstances the Company will pay additional amounts on Offered Securities held by a person which is not a U.S. person (as defined in the Prospectus Supplement) in respect of any tax, assessment or governmental charge withheld or deducted, and if so, whether the Company will have the option to redeem such Debt Securities rather than pay such additional amounts; and (xiii) any other terms or conditions not inconsistent with the provisions of the Indenture upon which the Offered Securities will be offered. (Section 2.3) "Principal" when used herein includes, when appropriate, the premium, if any, on the Debt Securities.

  Unless otherwise provided in the Prospectus Supplement relating to any Offered Securities, principal and interest, if any, will be payable, and the Debt Securities will be transferable and exchangeable, at the office or offices or agency maintained by the Company for such purposes, provided that payment of interest on the Debt Securities will be paid at such place of payment by check mailed to the persons entitled thereto at the addresses of such persons appearing on the Security Register. Interest on the Debt Securities will be payable on any interest payment date to the persons in whose name the Debt Securities are registered at the close of business on the record date with respect to such interest payment date. (Section 2.7)

  Debt Securities may be issued in fully registered form in minimum denominations of $1,000 and any integral multiple thereof. (Section 2.7) Debt Securities may be exchanged for an equal aggregate principal amount of Debt Securities of the same Series and date of maturity in such authorized denominations as may be requested upon surrender of the Debt Securities at an agency of the Company maintained for such purpose and upon fulfillment of all other requirements of such agent. (Section 2.8) No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.8) Debt Securities in bearer form and the coupons, if any, appertaining thereto will be transferable by delivery. (Section 2.8)

  Debt Securities will bear interest at a fixed rate (a "Fixed Rate Security") or a floating rate (a "Floating Rate Security"). Debt Securities bearing no interest or interest at a rate which, at the time of issuance, is below the prevailing market rate, will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes will be described in the applicable Prospectus Supplement.

  Debt Securities may be issued, from time to time, with the principal amount payable on any principal payment date, or the amount of interest payable on any interest payment date, to be determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such Debt Securities may receive a principal amount on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value on such dates of the applicable currency, commodity, equity index or other factor. Information as to the methods for determining the amount of principal or interest payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional tax considerations will be set forth in the applicable Prospectus Supplement.

  The Indenture requires the annual filing by the Company with the Trustee of a certificate as to compliance with all conditions and covenants contained in the Indenture. (Section 3.4)

  The Company will comply with Section 14(e) under the Exchange Act, and any other tender offer rules under the Exchange Act which may then be applicable, in connection with any obligation of the Company to purchase Offered Securities at the option of the holders thereof. Any such obligation applicable to a Series of Debt Securities will be described in the Prospectus Supplement relating thereto.

  Unless otherwise described in a Prospectus Supplement relating to any Offered Securities, there are no covenants or provisions contained in either Indenture which may afford the holders of Offered Securities protection in the event of a highly leveraged transaction involving the Company, except to the limited extent described under "Limitations on Liens" and "Limitation on Sale and Lease-Back Transactions" in the Senior Indenture and "Consolidation, Merger, Sale or Conveyance" in the Indentures as described below. Such covenants or provisions are not subject to waiver by the Company's Board of Directors without the consent of the holders of not less than a majority in principal amount of Senior Securities of each Series or Subordinated Securities of each Series, as applicable, as described under "Modification of Indenture" below.

REGISTERED GLOBAL SECURITIES

  The registered Debt Securities of a Series may be issued in the form of one or more fully registered global Debt Securities (a "Registered Global Security") that will be deposited with a depositary (the "Depositary"), or with a nominee for a Depositary identified in the Prospectus

Supplement relating to such Series. In such cases, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the Series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

  The specific terms of the depositary arrangement with respect to any portion of a Series of Debt Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such Series. The Company anticipates that the following provisions will apply to all depositary arrangements.

  Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Registered Global Security to the accounts of persons that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by any underwriters or agents participating in the distribution of such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Registered Global Security (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Registered Global Security.

  So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the Debt Securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

  Principal and interest payments on Debt Securities represented by a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any paying agent for such Debt Securities will have any responsibility or liability for any aspect of the records to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that the Depositary for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interest in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names," and will be the responsibility of such participants.

  If the Depositary for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within ninety days or an Event of Default has occurred and is continuing with respect to such Debt Securities, the Company will issue such Debt Securities in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have the Debt Securities of a Series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such Series in definitive form in exchange for the Registered Global Securities or Securities representing such Debt Securities. (Section 2.8)

PROVISIONS APPLICABLE SOLELY TO SENIOR DEBT SECURITIES

 LIMITATIONS ON LIENS

  The Senior Indenture provides that, so long as any of the Senior Securities of a Series remain outstanding, unless the terms of any Series of Senior Securities provide otherwise, the Company will not and will not permit any Consolidated Subsidiary to issue, assume or guarantee any indebtedness for money borrowed ("Indebtedness") secured by a mortgage, pledge, security interest or other lien (a "Lien") upon or with respect to any Principal Property or on the capital stock of any Consolidated Subsidiary that owns a Principal Property unless (a) the Company makes effective provision pursuant to which the Senior Securities shall be secured by such Lien equally and ratably with any and all other obligations and Indebtedness thereby secured, or (b) the aggregate amount of all such Indebtedness secured by such a Lien on the Company and its Consolidated Subsidiaries then outstanding, together with all Attributable Debt in respect of sale and lease-back transactions existing at such time (with the exception of transactions which are not subject to the limitation described in "Limitation on Sale and Lease-Back Transactions" below), would not exceed 15% of the Consolidated Net Tangible Assets of the Company.

  Such limitation will not apply to, and there shall be excluded in computing such Indebtedness for purposes of this restriction, certain permitted Liens including (a) Liens existing as of the date of the issuance of Senior Securities of any Series, (b) Liens on property or assets of, or any shares of stock or securing Indebtedness of, any corporation existing at the time such corporation becomes a Consolidated Subsidiary, (c) Liens on property or assets or shares of stock or securing Indebtedness existing at the time of acquisition (including acquisition through merger or consolidation) and certain Liens to secure Indebtedness incurred prior to, at the time of or within 180 days after the later of the completion of the acquisition of, or the completion of the construction of and commencement of operation of, any such property, for the purpose of financing all or any part of the purchase price or construction cost thereof, (d) Liens to secure certain development, operation, construction, alteration, repair or improvement costs, (e) Liens in favor of, or which secure Indebtedness owing to, the Company or a Consolidated Subsidiary, (f) Liens in connection with government contracts, including the assignment of moneys due or to come due thereon, (g) certain Liens in connection with legal proceedings to the extent such proceedings are being contested in good faith, (h) certain Liens arising in the ordinary course of business and not in connection with the borrowing of money such as mechanics', materialmans', carriers' or other similar Liens, (i) Liens on property securing obligations issued by a domestic governmental issuer to finance the cost of acquisition or construction of such property, and (j) extensions, substitutions, replacements or renewals of the foregoing if the principal amount of the indebtedness secured thereby is not increased and is not secured by any additional assets. (Section 3.5 of the Senior Indenture)

 LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS

  The Senior Indenture provides that, so long as any of the Senior Securities of a Series remain outstanding, unless the terms of any Series of Senior Securities provide otherwise, neither the Company nor any Consolidated Subsidiary may enter into any arrangement with any person (other than the Company) providing for the leasing by the Company or a Consolidated Subsidiary of any

Principal Property (except for temporary leases for a term of not more than three years), which Principal Property has been or is to be sold or transferred more than 120 days after such Principal Property has been owned by the Company or such Consolidated Subsidiary and completion of construction and commencement of full operation thereof, by the Company or a Consolidated Subsidiary to such person (herein referred as a "Sale and Lease-Back Transaction"). (Sections 3.5 and 3.6 of the Senior Indenture)

  Such limitation will not apply to any Sale and Lease-Back Transaction if (a) the net proceeds to the Company or such Consolidated Subsidiary from the sale or transfer equal or exceed the fair value (as determined by the Board of Directors of the Company) of the Principal Property so leased, (b) the Company or such Consolidated Subsidiary could incur Indebtedness secured by a Lien on the Principal Property to be leased pursuant to "Limitation on Liens" above in an amount equal to the Attributable Debt with respect to such Sale and Lease-Back Transaction without equally and ratably securing the Senior Securities or
(c) the Company, within 120 days after the effective date of any such Sale and Lease-Back Transaction, applies an amount equal to the fair value (as determined by the Board of Directors of the Company) of the Principal Property so leased to (x) the retirement of Funded Debt (including Debt Securities) of the Company or (y) the acquisition of additional real property. (Section 3.6 of the Senior Indenture)

 CERTAIN DEFINITIONS

  The term "Attributable Debt," in respect of the Sale and Lease-Back Transactions described above, is defined to mean as of any particular time, the present value, discounted at the Composite Rate, of the obligation of a lessee for rental payments during the remaining term of any lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended). Sale and Lease-Back Transactions with respect to facilities financed with certain tax exempt securities are excepted from the definition. (Section 1.1 of the Senior Indenture)

  The term "Consolidated Net Tangible Assets" is defined to mean the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities (excluding any thereof constituting Funded Debt by reason of being extendible or renewable), and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the books and records of the Company and its Consolidated Subsidiaries and computed in accordance with generally accepted accounting principles. (Section 1.1 of the Senior Indenture)

  The term "Consolidated Subsidiary" is defined to mean a subsidiary of the Company the accounts of which are consolidated with those of the Company in accordance with generally accepted accounting principles. (Section 1.1 of the Senior Indenture)

  The term "Funded Debt" is defined to mean all indebtedness for the repayment of money borrowed, whether or not evidenced by a bond, debenture, note or similar instrument or agreement, having a final maturity of more than 12 months after the date of its creation or having a final maturity of less than 12 months after the date of its creation but by its terms being renewable or extendible beyond 12 months after such date at the option of the borrower (excluding obligations under any capital leases). For the purpose of determining "Funded Debt," there shall be excluded any particular indebtedness if, on or prior to the final maturity thereof, there shall have been deposited with the proper depositary in trust the necessary funds for the payment, redemption or satisfaction of such indebtedness. (Section 1.1 of the Senior Indenture)

  The term "Principal Property" is defined to mean, as of any date, any building, structure or other facility together with the land upon which it is erected and fixtures comprising a part thereof, used primarily for manufacturing, processing or production (other than any pollution control facility), in each case located in the United States, and owned or leased or to be owned or leased by the Company or any Consolidated Subsidiary, and in each case the net book value of which as of such date exceeds

2% of the Consolidated Net Tangible Assets of the Company as shown on the consolidated balance sheet contained in the latest filing of the Company with the Commission, other than any such land, building, structure or other facility or portion thereof which, in the opinion of the Board of Directors of the Company, is not of material importance to the total business conducted by the Company and its Consolidated Subsidiaries, considered as one enterprise.

PROVISIONS APPLICABLE SOLELY TO SUBORDINATED DEBT SECURITIES

  Subordination. The Subordinated Securities will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness (as defined below) of the Company. If the Company should default in the payment of any principal of or premium or interest on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration of acceleration or otherwise, then, upon written notice of such default to the Company by the holders of such Senior Indebtedness or any trustee therefor and subject to certain rights of the Company to dispute such default and subject to proper notification of the Trustee, unless and until such default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) will be made or agreed to be made for principal of, premium, if any, or interest, if any, on the Subordinated Securities, or in respect of any redemption, retirement, purchase or other acquisition of the Subordinated Securities other than those made in capital stock of the Company (or cash in lieu of fractional shares thereof). (Sections 14.1, 14.4 and 14.5 of the Subordinated Indenture)

  The term "Senior Indebtedness" is defined to mean indebtedness or obligations (other than the Subordinated Debt Securities) of, or guaranteed or assumed by, the Company for borrowed money which is evidenced by (i) bonds, debentures, notes, or other similar instruments, or (ii) capital leases, whether outstanding at the date of the Subordinated Indenture or subsequently incurred, unless the terms of such indebtedness provide that such indebtedness is not senior in right of payment to the Subordinated Debt Securities, and amendments, renewals, extensions, modifications and refinancings of any such indebtedness or obligations. (Section 1.1 of the Subordinated Indenture)

  If (i) without the consent of the Company a court shall enter an order for relief with respect to the Company under the United States federal bankruptcy laws or a judgment, order or decree adjudging the Company a bankrupt or insolvent, or enter an order for relief for reorganization, arrangement, adjustment or composition of or in respect of the Company under the United States federal or state bankruptcy or insolvency laws or (ii) the Company shall institute proceedings for the entry of an order for relief with respect to the Company under the United States federal bankruptcy laws or for an adjudication of insolvency, or shall consent to the institution of bankruptcy or insolvency proceedings against it, or shall file a petition seeking, or seek or consent to reorganization, arrangement, composition or similar relief under any applicable law, or shall consent to the filing of such petition or to the appointment of a receiver, custodian, liquidator, assignee, trustee, sequestrator or similar official in respect of the Company or of substantially all of its property, or the Company shall make a general assignment for the benefit of creditors, then all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) will first be paid in full before any payment or distribution, whether in cash, securities or other property, is made on account of the principal of, or interest, if any, on the Subordinated Securities. In such event, any payment or distribution on account of the principal of, or interest, if any, on the Subordinated Securities, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Securities, to the payment of all Senior Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Subordinated Securities will be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) has been paid in full. If any payment or distribution on account of the principal of, or interest, if any, on the Subordinated Securities of any character, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Securities, to the payment of all Senior Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), shall be received by a holder of any Subordinated Securities in contravention of any of the terms of the Subordinated Indenture and before all the Senior Indebtedness shall have been paid in full, such payment or distribution of securities will be received in trust for the benefit of, and will be paid over or delivered and transferred to, the holders of the Senior Indebtedness then outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full. In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Indebtedness, the holders of Subordinated Securities, together with the holders of any obligations of the Company ranking on a parity with the Subordinated Securities, will be entitled to be repaid from the remaining assets of the Company the amounts at that time due and owing on account of unpaid principal of or any interest on the Subordinated Securities and such other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any capital stock or obligations of the Company ranking junior to the Subordinated Securities and such other obligations. (Section 14.1 of the Subordinated Indenture)

  By reason of such subordination, in the event of the insolvency of the Company, holders of Senior Indebtedness may receive more, ratably, than holders of the Subordinated Securities. In addition, other creditors of the Company who are not holders of Subordinated Securities or holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than holders of Subordinated Securities. Such subordination will not prevent the occurrence of an Event of Default or limit the right of acceleration in respect of the Subordinated Securities.

EVENTS OF DEFAULT

  An Event of Default with respect to the Debt Securities of any Series is defined in each Indenture as: (i) default in the payment of any installment of interest upon any of the Debt Securities of such Series as and when the same shall become due and payable, and continuance of such default for a period of 30 days; (ii) default in the payment of all or any part of the principal of any of the Debt Securities of such Series as and when the same shall become due and payable either at maturity, upon any redemption, by declaration or otherwise; (iii) default in the performance, or breach, of any other covenant or warranty of the Company contained in the Debt Securities of such Series or set forth in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of a Series of Debt Securities other than that Series) and continuance of such default or breach for a period of 90 days after due notice by the applicable Trustee or by the holders of at least 25% in principal amount of the Outstanding Securities of that Series; or (iv) certain events of bankruptcy, insolvency or reorganization of the Company. (Section 5.1) Additional Events of Default may be added for the benefit of holders of certain Series of Debt Securities which, if added, will be described in the Prospectus Supplement relating to such Debt Securities. The Indentures provide that the Trustee shall notify the holders of Debt Securities of each Series of any continuing default known to the Trustee which has occurred with respect to that Series within 90 days after the occurrence thereof. The Indentures provide that notwithstanding the foregoing, except in the case of default in the payment of the principal of or interest on any of the Debt Securities of such Series the Trustee may withhold such notice if the Trustee in good faith determines that the withholding of such notice is in the interests of the holders of Debt Securities of such Series. (Section 6.5)

  The Indentures provide that if an Event of Default with respect to any Series of Debt Securities shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of Debt Securities of that Series then outstanding may declare the principal amount of all Debt Securities of that Series to be due and payable immediately, but upon certain conditions such declaration may be annulled. (Section 5.1) Any past defaults and the consequences thereof (except a default in the payment of principal of or interest on Debt Securities of that Series) may be waived by the holders of a majority in principal amount of the Debt Securities of that Series then outstanding. (Section 5.9) The Senior Indenture also permits the Company to omit compliance with certain covenants in such Indenture with respect to Senior Securities of any Series upon waiver by the holders of a majority in principal amount of the Senior Securities of such Series then outstanding. (Section 3.7)

  Subject to the provisions of each Indenture relating to the duties of each Trustee, in case an Event of Default with respect to any Series of Debt Securities shall occur and be continuing, neither Trustee shall be under any obligation to exercise any of the trusts or powers vested in it by either Indenture at the request or direction of any of the holders of that Series, unless such holders shall have offered to such Trustee reasonable security or indemnity. (Section 6.1 and 6.2) The holders of a majority in aggregate principal amount of the Debt Securities of each Series affected and then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the applicable Indenture or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that Series; provided that the Trustee may refuse to follow any direction which is in conflict with any law or such Indenture and subject to certain other limitations. (Section 5.8)

  No holder of any Debt Security of any Series will have any right by virtue or by availing of any provision of the applicable Indenture to institute any proceeding at law or in equity or in bankruptcy or otherwise upon or under or with respect to such Indenture or for any remedy thereunder, unless such holder shall have previously given the applicable Trustee written notice of an Event of Default with respect to Debt Securities of that Series and unless also the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that Series shall have made written request, and offered reasonable indemnity, to the applicable Trustee to institute such proceeding as trustee and the applicable Trustee shall have failed to institute such proceeding within 60 days after its receipt of such request, and the applicable Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of that Series a direction inconsistent with such request. (Section 5.5) However, the right of a holder of any Debt Security to receive payment of the principal of and any interest on such Debt Security on or after the due dates expressed in such Debt Security, or to institute suit for the enforcement of any such payment on or after such dates, shall not be impaired or affected without the consent of such holder. (Section 5.6)

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

  Each Indenture provides that the Company may consolidate with, or sell, convey or lease all or substantially all of its assets to, or merge with or into, any other corporation, if (i) either the Company is the continuing corporation, or the successor corporation is a domestic corporation and expressly assumes the due and punctual payment of the principal of and interest on all the Debt Securities outstanding under the Indenture according to their tenor and the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed or observed by the Company and (ii) immediately after such merger or consolidation, or such sale, conveyance or lease, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing. (Section 9.1)

SATISFACTION AND DISCHARGE OF INDENTURES

  Each Indenture with respect to any Series (except for certain specified surviving obligations including, among other things, the Company's obligation to pay the principal of and interest on the Debt

Securities of such Series) will be discharged and cancelled upon the satisfaction of certain conditions, including the payment of all principal of and interest on all the Debt Securities of such Series or the deposit with the applicable Trustee of cash or appropriate Government Obligations or a combination thereof sufficient for such payment or redemption in accordance with the Indenture and the terms of the Debt Securities of such Series. (Section 10.1)

MODIFICATION OF THE INDENTURES

  Each Indenture contains provisions permitting the Company and the applicable Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the Debt Securities of each Series at the time outstanding under such Indenture, to execute supplemental indentures adding any provisions to, or changing in any manner or eliminating any of the provisions of, such Indenture or any supplemental indenture with respect to the Debt Securities of such Series or modifying in any manner the rights of the holders of the Debt Securities of such Series; provided that no such supplemental indenture may (i) extend the stated maturity of the principal of any Debt Security, or reduce the principal amount thereof or any premium thereon, or reduce the rate or extend the time of payment of any interest thereon, or reduce any amount payable on redemption thereof or change the currency in which the principal thereof (including any amount with respect to original issue discount) or interest thereon is payable or reduce the amount of original issue discount security payable upon acceleration or provable in bankruptcy or alter certain provisions of the Indenture relating to Debt Securities not denominated in U.S. dollars, or impair or affect the right of any holder of Debt Securities to institute suit for payment thereof or, if the Debt Securities provide therefor, any right of repayment at the option of the holders of the Debt Securities, without the consent of the holder of each Debt Security so affected, (ii) reduce the aforesaid percentage of Debt Securities of such Series, the consent of the holders of which is required for any such supplemental indenture, without the consent of the holders of all Debt Securities of such Series so affected or (iii) with respect to the Subordinated Indenture, modify the provisions relating to the subordination of the Subordinated Securities in a manner materially adverse to the Holders of the Subordinated Securities. (Section 8.2) Additionally, in certain prescribed instances, the Company and the Trustee may execute supplemental indentures without the consent of the holders of Debt Securities. (Section 8.1)

  The Subordinated Indenture may not be amended to alter the subordination of any outstanding Subordinated Securities without the consent of each holder of Senior Indebtedness then outstanding that would be materially adversely affected thereby. (Section 8.6 of the Subordinated Indenture)

DEFEASANCE AND COVENANT DEFEASANCE

  Each Indenture provides, if such provision is made applicable to the Debt Securities of any Series, that the Company may elect either (a) to terminate (and be deemed to have satisfied) all its obligations with respect to such Debt Securities (except for the obligations to register the transfer or exchange of such Debt Securities, to replace mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities, to compensate and indemnify the Trustee and to punctually pay or cause to be paid the principal of, and interest on, all Debt Securities of such Series when due) ("defeasance") or (b) with respect to the Senior Securities, to be released from its obligations with respect to such Senior Securities under Section 3.5 and 3.6 of the Indenture (being the restrictions described above under "Limitations on Liens" and "Limitations on Sale and Leaseback Transactions") ("covenant defeasance"), upon the deposit with the Trustee, in trust for such purpose, of money and/or Government Obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient (in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of and interest, if any, on the outstanding Debt Securities of such Series, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Such a trust may be established only if, among other things, the Company has delivered to the Trustee an opinion of counsel (as specified in the Indenture) with regard to certain matters, including an opinion to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance or covenant defeasance, as the case may be, had not occurred. The Prospectus Supplement may further describe these or other provisions, if any, permitting defeasance or covenant defeasance with respect to the Debt Securities of any Series. (Section 10.1)

APPLICABLE LAW

  The Debt Securities and the Indentures will be governed by, and construed in accordance with, the laws of the State of New York. (Section 11.8)

CONCERNING THE TRUSTEE

  The Senior Trustee may provide various commercial banking services to the Company from time to time.

                             PLAN OF DISTRIBUTION

  The Company may sell Offered Securities (i) through agents, (ii) through underwriters, (iii) through dealers or (iv) directly to purchasers (through a specific bidding or auction process or otherwise).

  Offers to purchase Debt Securities may be solicited by agents designated by the Company from time to time. Any such agent involved in the offer or sale of the Offered Securities will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Debt Securities so offered and sold. Agents may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engaged in transactions with or perform services for the Company in the ordinary course of business.

  If an underwriter or underwriters are utilized in the sale of Offered Securities, the Company will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, if any, will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of Offered Securities. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and such underwriters or their affiliates may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

  If a dealer is utilized in the sale of Offered Securities, the Company will sell such Debt Securities to the dealer, as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale. Dealers may be entitled, under agreements which may be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and such dealers or their affiliates may be customers of, extend credit to or engage in transactions with, or perform services for the Company in the ordinary course of business. The name of any dealer and the terms of the transactions will be set forth in the Prospectus Supplement relating thereto.

  Offers to purchase Debt Securities may be solicited directly by the Company and sales thereof may be made by the Company directly to institutional investors or others. The terms of any such sales, including the terms of any bidding or auction process, if utilized, will be described in the Prospectus Supplement relating thereto.

  The place and time of delivery for the Debt Securities in respect of which this Prospectus is delivered are set forth in the Prospectus Supplement.

                                 LEGAL MATTERS

  The validity of the issuance of the Debt Securities offered hereby will be passed upon for the Company by Kirkland & Ellis, special counsel to the Company. Certain legal matters in connection with the Debt Securities offered hereby will be passed upon for the underwriters, if any, by Sidley & Austin, Chicago, Illinois.

                                    EXPERTS

  The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended May 29, 1994, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-
SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PRO-SPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CRE-ATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COM-PANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  ----------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
The Company...............................................................   S-3
Use of Proceeds...........................................................   S-6
Capitalization............................................................   S-7
Selected Consolidated Financial Information...............................   S-8
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   S-9
Description of the Notes..................................................  S-13
Underwriting..............................................................  S-16
Validity of the Notes.....................................................  S-16

                                  PROSPECTUS

Available Information.....................................................     2
Documents Incorporated by Reference.......................................     2
The Company...............................................................     3
Use of Proceeds...........................................................     3
Ratio of Earnings to Fixed Charges........................................     4
Description of Debt Securities............................................     4
Plan of Distribution......................................................    14
Legal Matters.............................................................    15
Experts...................................................................    15

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                                 $150,000,000

                              DEAN FOODS COMPANY

                      % SENIOR NOTES DUE OCTOBER   , 2017

                             --------------------

                               [LOGO DEAN FOODS]

                             --------------------


                             GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                      PRUDENTIAL SECURITIES INCORPORATED


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